

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2022

James G. Dempsey
Executive Vice President and Chief Financial Officer
Frontier Group Holdings, Inc.
4545 Airport Way
Denver, CO 80239

> **Re: Frontier Group Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 23, 2022**
> **Form 8-K Filed February 7, 2022**
> **File No. 1-40304**

Dear Mr. Dempsey:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Item 1. Business, page 3

1. You disclose that in order to enhance your brand and drive revenue growth, you intend to continue to deliver a higher-quality flight experience than historically offered by ultra low-cost carriers globally and generate customer loyalty by providing customers a dependable, reliable, on-time and friendly travel experience. Please expand the disclosure, here or elsewhere in your filing, to describe and quantify for the periods presented the metrics you use to evaluate whether you are delivering a "higher-quality flight experience" and generating "customer loyalty". See SEC Release 34-88094 Commission Guidance on Management's Discussion and Analysis of Financial Condition and Results of Operations.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation</u>
<u>Results of Operations</u>
<u>Year Ended December 31, 2021 Compared to Year Ended December 31, 2020</u>
<u>Reconciliation of CASM to Adjusted CASM (excluding fuel) and Adjusted CASM including net interest, page 75</u>

2.   We note your presentation of adjusted CASM (excluding fuel) and adjusted CASM including net interest. Please disclose the reasons why management believes the presentation of these non-GAAP financial measures provide useful information to investors. Additionally, to the extent material, disclose the additional purposes, if any, for which management uses the non-GAAP financial measures. Refer to Item 10(e)(1)(i)(C)) and (D) of Regulation S-K.

<u>Form 8-K Filed February 7, 2022</u>

<u>Reconciliation of Non-GAAP Financial Information, page 2</u>

3.   You present diluted earnings (loss) per share in Adjusted Non-GAAP columns on page 2. Please provide a reconciliation of the differences between the non-GAAP financial measure disclosed with the most comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i) of Reg. S-K and Regulation G.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Tony Richmond